__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of  28 February 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

28 February 2003

To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
	London Stock Exchange		Johannesburg Stock Exchange
Paris Bourse (Euronext)
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons

(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr C W Goodyear
Date of last notice	15 November 2002

Part 1 - Change of director's relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director.
Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	-
Date of change	27 February 2003
No. of securities held prior to change	-
Class	Ordinary fully paid shares of BHP Billiton Limited
Number acquired	165 209 after exercising 80 000 options
Number disposed	-
Value/Consideration	$14.29 per option
No. of securities held after change	165 209
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options
Any additional information

Mr Goodyear has an indirect interest in shares of BHP Billiton Limited held in the form of 41 302 American Depository Shares. The registered holder is Salamon Smith Barney, and they are held on behalf of Mr Goodyear as beneficial owner.

There is no change to report to the above holding.

Mr Goodyear as an Executive Director also has a notifiable interest under United Kingdom legislation in 354 203 shares of BHP Billiton Plc, being the balance of shares held by Billiton ESOP Trustees Limited as trustee of the Billiton Employee Ownership Trust.

Part 2 - Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change

Part 3 - Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-

Part 3 - Change of director's interests in options or other rights granted by the entities (cont'd)

Total number of securities over which options or other rights held at the date of this notice

1 280 362         - 620 000 maximum number of
                           options over 1 280 362 ordinary
                           shares of BHP Billiton Limited

321 056            - 210 733 maximum number
                           of Performance Rights to
                           321 056 ordinary shares of
                           BHP Billiton Limited

180 154            - 180 154 maximum number of
                           Group Incentive Scheme
________           Performance Shares

1 781 572 Total

Any additional information

This change represents a reduction in the maximum number of options and the number of ordinary shares they convert to on exercise following the exercise of 80 000 options by Mr Goodyear.

Mr Goodyear also holds rights over shares of BHP Billiton Limited under the BHP Billiton Limited Executive Share Scheme and Group Incentive Scheme as detailed above.

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor - BHP Billiton Limited Ms E A Hobley - BHP Billiton Plc - BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Ms E A Hobley Tel: +44 20 7802 4054 Fax: +44 20 7802 3054

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
___________________

Karen Wood
Title: Company Secretary
Date: 28 February 2003